SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING, HELD ON APRIL 20, 2006

Date, time and place: Held on April 20, 2006, at 9:00 am, at the company’s headquarters, at Rua Tamoios, No. 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: Totality of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S/A., except for Mr. Álvaro Antonio Cardoso de Souza, and the members of the Company’s committees invited to attend the meeting. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call: Held in writing, under the terms and with the antecedence set forth in the Company’s By-Laws. Agenda: Resolve on: (i) approval of the financial statements related to the first quarter of the corporate year of 2006; (ii) approval of the proposal of Management to distribute dividends based on the profits verified in the financial statements related to the first quarter of the corporate year of 2006; and (iii) presentation of the Company’s Committees. Resolutions taken: After necessary clarifications, (i) the financial statements related to the first quarter of the corporate year of 2006 were presented, and the Directors decided to wait the advice of the Audit Committee for the respective approval; (ii) the Board received from Management the proposal to distribute intercalary dividends, according to the policy of quarterly payment of intercalary dividends, based on the profits verified on the first quarter of the corporate year of 2006. The Board approved the Management proposal, thus approving the payment of quarterly intercalary dividends to the shareholders, calculated based on the profits verified on the financial statements dated on March 31, 2006, in the amount of R$8.079.167,77 (eight million, seventy-nine thousand, one hundred and sixty-seven reais and seventy-seven centavos), representing R$0,041226 per share. The shareholders listed in the shareholder registry as of May 8, 2006 will be entitled to receive the dividends now approved, and Company’s shares will become to be traded “ex” dividends as of, and including, May 9, 2006. The dividends now approved will be paid on May 23, 2006, with no remuneration whatsoever, and will be imputed to mandatory dividends related to the corporate year of 2006; (iii) the members of the Company’s committees attending the meeting presented the respective recommendations. The Audit Committee recommended the Board to approve the financial statements related to the first quarter of the corporate year of 2006, what was unanimously approved by the Board. Therefore, such financial statements, duly approved and initialized by the Presiding Board, will be filed at the Company’s headquarters and will be published within legal term. Regarding the Corporate Governance and Nomination Committee, it presented a plan to improve the duties and organization of the Board of Directors. As regards the Compensation Committee, it was defined an extension of its duties, which will henceforth include the definition of Company’s human resources basic policies. (iv) the Board also: (a) approved the increase of the Company’s corporate capital within the limits of its authorized capital, from R$992,943,035.28 (nine hundred and ninety-two million, nine hundred and forty-three thousand, thirty-five reais and twenty-eighty centavos) to R$993,180,510.96 (nine hundred and ninety-three million, one hundred and eighty thousand, five hundred and ten reais and ninety-six cents), an increase, therefore, of R$237,475.68 (two hundred thousand, four hundred and seventy-five reais and sixty-eight centavos), by the issuance of 78,117 (seventy-eight thousand, one hundred and seventeen) preferred shares, all nominative, with no face value, for the subscription of the Vice President of Finance, Chief Financial Officer and Investor Relations Officer of the Company, according to the Company’s Stock Option Plan approved in the General Shareholders´ Meeting held on May 25, 2004 (“Plan”). The shares currently issued are in all aspects identical to those already existent and, according to the Plan, they shall entitle their holder to the same rights of the other shares of same type, including the right to receive dividends and interest on capital; (b) approved the exclusion of the right of first refusal of the current shareholders of the Company in connection with the subscription of the new preferred shares to be issued (“Preferred Shares”), pursuant to the provisions of article 171, third paragraph, of Law 6.404, of December 15, 1976, as amended, and according to item 9 of the Plan; (c) approved the price of issuance of the Preferred Shares of R$3.04 (three Brazilian reais and four centavos) per preferred share. The price of issuance of the Preferred Shares was determined taking into consideration the net equity value of Gol Transportes Aéreos S/A’s shares before they were contributed to the Company; (d) approved that the Preferred Shares shall be subscribed by the Vice President of Finance, Chief Financial Officer and Investor Relations Officer of the Company, according to the Subscription Bulletin (Doc. 1) and paid up by subscriber, in Brazilian Reais, until May 02, 2006; (e) authorized the Board of Officers of the Company to carry all other actions necessary to the formalization, implementation and achieving of the matters herein approved, specially for the execution of the competent Share Subscription Agreement. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, April 20, 2006.

Presiding Board:

Constantino de Oliveira Júnior - Chairman

Henrique Constantino- Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.